UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_________________________

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 4 )1

KMG Chemicals, INC.

______________________________________________________________________________

(Name of Issuer)

Common Stock

______________________________________________________________________________

(Title of Class of Securities)

482564101

______________________________________________________________________________

(CUSIP Number)

April 30, 2015

_________________________________________________________________________________

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[_] Rule 13d-1(c)

[_] Rule 13d-1(d)

___________

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. NAME OF REPORTING PERSON

Vulcan Value Partners, LLC

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]

(b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

95,074

6. SHARED VOTING POWER

0

7. SOLE DISPOSITIVE POWER

95,074

8. SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

95,074

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.81%

12.	TYPE OF REPORTING PERSON

IA

SCHEDULE 13G/A

Item 1.

(a) Name of Issuer:

KMG Chemicals, Inc.

(b) Address of Issuer's Principal Executive Offices:

9555 W. Sam Houston Parkway S.

Suite 600

Houston, TX 77099

Item 2.

(a) Name of Person Filing:

Vulcan Value Partners

(b) Address of Principal Business Office, or if None, Residence:

Three Protective Center, 2801 Highway 280 South

Suite 300

Birmingham, AL 35223

(c) Citizenship:

Incorporated by reference from Item 4 of the Cover Page.

(d) Title of Class of Securities:

Incorporated by reference from the Cover Page.

(e) CUSIP Number:

Incorporated by reference from the Cover Page.

Item 3. If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(e) [X] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

Item 4. Ownership.

(a)	Amount Beneficially Owned:

Incorporated by reference from Item 9 of the Cover Page.

(b)               Percent of Class:

Incorporated by reference from Item 11 of the Cover Page.

(c) Number of Shares as to Which Such Person has:

(i) Sole Power to Vote or Direct the Vote.

Incorporated by reference from Item 5 of the Cover Page.

(ii) Shared Power to Vote or to Direct the Vote.

Incorporated by reference from Item 6 of the Cover Page.

(iii) Sole Power to Dispose or to Direct the Disposition of.

Incorporated by reference from Item 7 of the Cover Page.

(iv) Shared Power to Dispose or to Direct the Disposition of.

Incorporated by reference from Item 8 of the Cover Page.

Item 5. Ownership of Five Percent (5%) or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X]

Item 6. Ownership of More than Five Percent (5%) on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 12, 2015

Date

Vulcan Value Partners, LLC

By : /s/ W. Blevins Naff

Name : W. Blevins Naff

Title : Chief Compliance Officer